Exhibit 99.2

Conference Call Script

On February 25, 2015, Avago Technologies Limited (“Avago”) hosted an investor conference call at 2:00 p.m. Pacific Time to discuss its unaudited financial results for the first fiscal quarter ended February 1, 2015. Portions of such conference call included a discussion of the proposed acquisition of Emulex Corporation by Avago Technologies Wireless (U.S.A.) Manufacturing Inc., an indirect subsidiary of Avago. The portions of the conference call related to such proposed acquisition are set forth below:

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Hock Tan - Avago Technologies Limited - President & CEO

Thank you, Ashish. Good afternoon, everyone.

Now as you all are aware, today we announced the acquisition of Emulex Corporation. Emulex is very complementary to Avago’s enterprise storage businesses and aligns very well with the Avago business model.

It is a leading supplier of fiber-channel and related products selling primarily into server and enterprise storage OEM’s that Avago currently serves with our SAS, RAID, and PCI Express switching and fiber optic products. We expect this transaction to allow us to offer one of the broadest suites of silicon and software storage solutions to the enterprise and data center markets.

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Tony Maslowski - Avago Technologies Limited - CFO

In addition, as we announced today, we expect to invest approximately $600 million for the acquisition of Emulex Corporation and we currently expect this transaction to close in the second half of our fiscal 2015. We expect this acquisition to be immediately accretive to earnings per share on a non-GAAP basis. We plan to align Emulex with Avago’s business model over the course of our fiscal year 16 and, once aligned, we expect Emulex businesses to contribute approximately $250 million to $300 million in annual net revenue with improved operating margins.

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Vivek Arya - BofA Merrill Lynch - Analyst

Thanks for taking my question. And, Hock, you once again managed to surprise us with your acquisitions. Now if I look at consensus estimates for Emulex, it shows around $400 million of revenues, at around $40-ish million of net income. But I believe, Tony, you said about $250 to $300 million of revenue, so I just wanted to get some clarification around those numbers.

Tony Maslowski - Avago Technologies Limited - CFO

Sure, so basically, we’ll still go through the same process where certain parts of the business will be looked at closely. And what we believe is, is that it’s going to be closer to that as the exit of 2016. So we believe that’s the revenue that we can keep long term. And as you can tell with that number and then we improve some of the operating margin, it’s definitely accretive to future numbers.

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Unidentified Participant - Deutsche Bank - Analyst

Hi, this is Gihan calling in for Ross Seymore. Hock, I was wondering if you can discuss and give a little bit more color on some of the strategic drivers behind the Emulex acquisition?

Hock Tan - Avago Technologies Limited - President & CEO

Oh, sure. But I really don’t have much at this stage to add on than what I provided in my opening remarks, which is we believe fiber-channel is an interest — and fiber-channel over ethernet as well, that includes that — is a very interesting obviously connectivity protocol. And we are very big in enterprise storage, as you know, particularly after our integration — acquisition integration of LSI, so we do have SAS, as I said.

We do have SAS, as I said, SATA and PCI Express with PLX acquisition and a need for high density port solution on data center connectivity. So we come across fiber-channel very often adjacent to the sockets, adjacent to the systems and chips that we provide to those same OEM customers in enterprise or in enterprise and data centers. So it’s a very logical and strategic next step for us to add fiber-channel and fiber-channel over ethernet into our suite of component solutions and software.

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Craig Hettenbach - Morgan Stanley - Analyst

Yes, thanks. A follow-up question on Emulex. As you get that portfolio to where you see the business, the run rate exiting 2016, can you provide a sense of just how long a term, what the growth outlook could be for that? And then second, just within Emulex, just your approach, having gone through LSI, just some background there.

Hock Tan - Avago Technologies Limited - President & CEO

Well, we see that this fiber-channel business is really a very sustainable stable business. We see that long term — well, medium term, let me rephrase that, in the mid single-digit growth. It’s a kind of business where we see a lot of barriers to entry, obviously.

We see a very unique and technology which is very hard to replicate because of all of the criteria that fits our business model. And we basically see the necessity to focus on the strength of this business, fiber-channel, fiber-

channel over ethernet. And all that ties together for the kind of business — and particularly coupled with the fact that Emulex sells to the same kind of the enterprise OEM customers that we currently sell with our server storage connectivity solutions.

So all that ties together to make sure it’s a very natural extension to our enterprise storage business, and we see that. Our model is mid single-digit growth annually and improving profitability as we manage this the way we manage the rest of our businesses, as Tony indicated.

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Jim Covello - Goldman Sachs - Analyst

Nice job on the excellent results. Maybe first picking on the Emulex theme. Obviously there’s been a pretty intense competitive environment over the years with Q Logic in that space.

When you think about that mid single-digit revenue growth you’re targeting, how much are you factoring in additional incremental competition and balance that against some of the incremental capability that you can add in filters or other things into that market?

Hock Tan - Avago Technologies Limited - President & CEO

We do balance both in and we believe, by the way, that the market is relatively stable. Maybe you call it the word bottom out, but I call it stable. And what brings in a lot stability to the market is, Jim, as you probably may know, is fiber-channel over ethernet as well, which sort of counteracts some perhaps slight declines in certain situations like unix-based servers.

But overall we think it is there and we believe we can bring in certain capabilities, certain features and performance that will enable us to grow this, not much, but we believe in the mid to low single digits. That’s pretty much all we are looking for. And for us to be able to do that and focus on it totally will also enable us to create operating margins, operating returns on our investment and operating margin, as Tony indicated, close to the range of what we’re used to for the rest of our businesses. It won’t happen over time. Probably take a year.

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Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only and shall not constitute an offer to purchase or the solicitation of an offer to sell any shares of the common stock of Emulex Corporation (“Emulex”) or any other securities. Any offer will only be made pursuant to a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the Offer (collectively, the “Offer Materials”), each to be filed with the United States Securities and Exchange Commission (the “SEC”) by Avago Technologies Limited (“Avago”), Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”) and Emerald Merger Sub, Inc. (“Purchaser”). In addition, Emulex will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Parent and Emulex expect to mail the Offer Materials, as well as the Schedule 14D-9, to Emulex stockholders. Investors and security holders are urged to carefully read these documents, as well as any other documents relating to the Offer or the related transactions that are filed with the SEC, when they become available, as they may be amended from time to time, because these documents will contain important information relating to the Offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by Avago or Emulex, at the SEC’s website at www.sec.gov. In addition, any such materials filed by Avago may be obtained for free by contacting Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements”. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Avago and Emulex believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward-looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Avago, Emulex or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Purchaser may not receive a sufficient number of shares tendered from Emulex stockholders to complete the tender offer; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Emulex and Parent to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Emulex or Avago; (5) the ability of Emulex to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) Avago’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating Emulex with its existing businesses; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Emulex’s recent Quarterly Report on Form 10-Q, Avago’s most recent Annual Report on Form 10-K, and Emulex’s and Avago’s more recent reports filed with the SEC. Emulex and Parent can give no assurance that the conditions to the transaction will be satisfied. Neither Emulex nor Avago or its subsidiaries undertakes any intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Emulex is responsible for information in this Current Report on Form 8-K concerning Emulex, and Avago is responsible for information in this Current Report on Form 8-K concerning Avago or its subsidiaries.

Avago’s Annual Report on Form 10-K filed on December 29, 2014 and other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect Avago’s business, results of operations and financial condition. Avago undertakes no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.